U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention: Inessa Kessman

     Robert Littlepage

     Charli Wilson

     Jeff Kauten

Re: CSLM Holdings, Inc.

    Amendment No. 1 to Registration Statement on Form S-4

    Filed February 13, 2025

    File No. 333-283520

Ladies and Gentlemen:

On behalf of our client, CSLM Holdings, Inc., a Delaware corporation (“SPAC” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-283520) filed on November 27, 2024 (the “Registration Statement”) contained in the Staff’s letter dated December 16, 2024 (the “Comment Letter”).

The Company has filed via EDGAR an amendment to the Registration Statement on the date hereof (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 187

1. Please further explain adjustment 4(n). If this is an intercompany elimination, please clarify why both balances are recorded on CSLM as of nine months ended September 30, 2024. Explain why Fusemachine did not record the covenant expense.

Response: The Company acknowledges the Staff’s comment and notes that, pursuant to the original Merger Agreement, if Fusemachines’ audited financial statements for the years ended December 31, 2023 and 2022 (the “Audited Financials”) were not delivered to CSLM by February 29, 2024, Fusemachines would begin incurring fees payable (the “Fees”) to CSLM.1

On February 4, 2025, Fusemachines and CSLM entered into the Second Amendment to Merger Agreement, which removed Fusemachines obligation to pay the Fees.

[1]

The original Merger Agreement specifies that the Fees accumulate as follows: “In the event the Company fails to deliver the 2023 Financial Statements to Parent by the PCAOB Audit Deadline, the Company shall pay a delay fee in the amount equal to $35,000 for the first one-month delay to March 31, 2024 (pro-rated for a partial month), $50,000 for the second one-month delay to April 30, 2024 and thereafter $70,000 for each subsequent one-month delay (pro-rated for any partial month) (which fee shall be payable within two (2) Business Days after such one-month period (or partial month period)).”

Treatment of the Covenant Fees within the CSLM Historical Financial Statements and Pro Forma Adjustments to Historical CSLM Amounts Related to the Covenant Fees

CSLM initially recorded the Fees within “Other receivable” within its historical balance sheet as the Fees are not typical trade receivables arising from the sale of goods or services in the ordinary course of business. Instead, they are contractual penalties originally due to CSLM from Fusemachines as a result of specific terms of the Merger Agreement. Therefore, it was initially classified as “Other receivable” in accordance with ASC 310-10, which requires that receivables be presented in the balance sheet in a manner that reflects the nature and characteristics of the receivable.

Pursuant to ASC 610-20 and Section 210.5-03 of Regulation S-X, CSLM initially recorded the Fees within the “Covenant fees” line item within the “Other income” section of its historical statement of operations because the Fees were a contractual stipulation as part of the Merger Agreement rather than revenue from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

As of September 30, 2024, CSLM did not consider the collection of the Fees to be probable. The first monthly covenant fee was due in March 2024 and then in each subsequent month until the delivery of the audited financial statements. As of September 30, 2024, CSLM had not received payment for any of the monthly Fees. Due to the delinquency in payment, pursuant to ASC 326-20-1, CSLM established a reserve for credit losses against the full balance of the “Other receivable” within its historical balance sheet and an associated “Provision for credit losses” against the full balance of the “Covenant fees” within the “Other income” section of its historical statement of operations.

Adjustment 4(n) on the pro forma statement of operations in the Registration Statement on Form S-4 filed November 27, 2024 reflected the elimination of the historical CSLM “Covenant fees” and associated “Provision for credit losses” within “Other income” as the Fees would have represented an intercompany transaction between Fusemachines and CSLM that would have been eliminated in the combined financial statements, assuming the companies had combined on January 1, 2023 (for purposes of preparing the unaudited pro forma condensed combined statements of operations). Adjustment 4(n) on the pro forma statement of operations in Amendment No. 1 continues to reflect the removal of the historical CSLM “Covenant fees” and associated “Provision for credit losses” within “Other income” as the Second Amendment to Merger Agreement removed the terms which required Fusemachines to pay the Fees.2

In addition, Adjustment 3(BB) on the pro forma balance sheet in the Registration Statement on Form S-4 filed November 27, 2024 reflected the elimination of the fee payable by Fusemachines to CSLM. Assuming the Business Combination had been consummated on September 30, 2024, any amount owed by Fusemachines to CSLM would have represented an intercompany transaction between Fusemachines and CSLM that would have been eliminated in combined financial statements. The adjustment of $0 to accounts receivable, current, net, represents a removal of the historical gross receivable as well as the removal of the historical full valuation reserve against the gross receivable. Adjustment 3(AA) on the pro forma balance sheet in Amendment No. 1 reflects an adjustment of $0 thousand to Other receivable, net of reserve for credit losses. This adjustment removes the historical CSLM gross receivable as well as the historical CSLM full valuation reserve for credit losses against the gross receivable as the Second Amendment to Merger Agreement removed Fusemachines’ obligation to pay any of the Fees to CSLM.3

Treatment of the Covenant Fees within the Fusemachines Historical Consolidated Financial Statements and Pro Forma Adjustments to Historical Fusemachines Amounts Related to the Covenant Fees:

Fusemachines determined that the Fees were a direct result of the Business Combination. These costs would not have been incurred if not for the proposed offering of securities that will occur in connection to the Business Combination. As such, pursuant to Staff Accounting Bulletin Topic 5.A, Fusemachines accounted for the Fees as specific incremental costs directly attributable to a proposed offering of securities and recorded the Fees within Deferred transaction costs (an asset) in its historical consolidated balance sheet rather than as an expense in its historical consolidated statement of operations.

Fusemachines recorded the Fees within “Accrued expenses and other current liabilities” within its historical balance sheet as the monthly Fees are for non-compliance with specific terms of the Merger Agreement rather than obligations to trade suppliers for routine business operations.

As the Fees were recorded within Deferred transaction costs in the Fusemachines historical balance sheet, there was no elimination of Fusemachines historical balances included in Adjustment 4(n) within the Registration Statement on Form S-4 filed November 27, 2024, as there were no historical Fusemachines balances recorded to the statement of operations. Rather, the Fees were recorded within the “Deferred transaction costs” and “Accrued expenses and other current liabilities” line items in Fusemachines’ historical consolidated balance sheet and eliminated through Adjustment 3(BB) within the Registration Statement on Form S-4 filed November 27, 2024, as the Fees would have represented an intercompany transaction between Fusemachines and CSLM that would have been eliminated in the combined financial statements, assuming the companies had combined on September 30, 2024 (for purposes of preparing the unaudited pro forma condensed combined balance sheet). As discussed above, the Second Amendment to Merger Agreement removed the terms which required Fusemachines to incur the Fees. Adjustment 3(AA) in Amendment No. 1 reflects the removal of the Fees from “Deferred transaction costs” and “Accrued expenses and other current liabilities” as the Second Amendment to Merger Agreement removed Fusemachines’ obligation to pay any of the Fees to CSLM.4

[2]

This adjustment was made in accordance with Section 210.11-01(a)(8) of Regulation S-X as the removal of fees under the Second Amendment to Merger Agreement represents consummation of an other transaction that has occurred for which disclosure of pro forma financial information would be material to investors.

[3]

This adjustment was made in accordance with Section 210.11-01(a)(8) of Regulation S-X as the removal of fees under the Second Amendment to Merger Agreement represents consummation of an other transaction that has occurred for which disclosure of pro forma financial information would be material to investors.

[4]

This adjustment was made in accordance with Section 210.11-01(a)(8) of Regulation S-X as the removal of fees under the Second Amendment to Merger Agreement represents consummation of an other transaction that has occurred for which disclosure of pro forma financial information would be material to investors.

2. We note several adjustments in your pro forma financial statements have no balances. Please expand your footnote disclosure for those adjustments to explain why the balances are zero.

Response: Footnote disclosures for the following adjustments in the pro forma financial statements which result in a $0 thousand balance have been expanded: 3(aaa), 3(ddd), 3(cc), 3(dd), 3(a) 3(c), 3(d), 3(f), 3(j), 3(k), 3(n), 3(s), 3(u), 3(v), 3(y), 3(BB). Please see pages 204 through 219 These adjustments represent the issuance, vesting, or conversion of shares at par value, which, due to the effects of rounding, result in a $0 thousand balance presented within the pro forma financial statements. Each adjustment listed above has been modified to provide further clarification that the recording of the issuance, vesting, or conversion of shares at par value resulted in a less than $1 thousand adjustment, which due to the effects of rounding resulted in a $0 thousand balance in the pro forma financial statement adjustment.

Footnote disclosure for Adjustment 3(p) has been revised to provide clarification that the cash received in the sale of shares of Fusemachines Pubco Common Stock to a third-party vendor resulted in a $0 thousand adjustment within the pro forma financial statements due to the effect of rounding, as the cash received in the transaction was less than $1 thousand. Please see page 214.

Footnote disclosure for Adjustment 3(w) has been revised to provide clarification that the net amount of the adjustment representing the incremental difference in the adjustment amounts under the No Additional Redemption Scenario and Maximum Redemption Scenario, is $0 thousand, as presented, due to the effect of rounding as the amount is less than $1 thousand. Please see pages 216 through 217.

Footnote disclosure for Adjustment 3(AA) (Adjustment 3(BB)) in the Registration Statement on Form S-4 filed November 27, 2024) has been revised to provide further clarification that the removal of the historical CSLM gross receivable as well as the removal of the historical CSLM full reserve for credit losses against the gross receivable resulted in a net $0 thousand adjustment as CSLM had fully reserved for the receivable in its historical financial statements. Please see pages 218 through 219.

Footnote disclosure for Adjustment 3(CC) (Adjustment 3(AA)) in the Registration Statement on Form S-4 filed November 27, 2024) has been revised to provide further clarification that the forfeiture of warrants by the Sponsor – the adjustment was to increase and decrease “Additional paid-in capital” by the same amount – resulted in a net $0 thousand balance presented within the “Additional paid-in capital” line item within the pro forma financial statements. Please see page 219.

Footnote disclosure for Adjustment 4(k) has been revised to provide clarification that the balance sheet adjustments to reflect the conversion of all convertible notes into stock are assumed to have been made on January 1, 2023 for purposes of potentially making pro forma adjustments to the statement of operations. No adjustment to remeasure the notes to fair value has been made on the pro forma statement of operations because the notes are deemed to no longer exist on January 1, 2023 as it is assumed they converted into stock on this date resulting in a $0 thousand adjustment within the “Loss on change in fair value of convertibles notes and warrant liability” line item. Please see page 221.

Footnote disclosure for Adjustment 4(fff) has been revised to provide clarification that the balance sheet adjustments to reflect interest incurred on all convertible notes held at amortized cost are assumed to have been made on January 1, 2023. As the convertible notes held at amortized cost are assumed to have been converted into stock on January 1, 2023 for purposes of potentially making pro forma adjustments to the statement of operations, no adjustment to record interest expense has been made on the pro forma statement of operations because the notes are deemed to no longer exist on January 1, 2023 as it is assumed they converted into stock on this date resulting in a $0 thousand adjustment within the “Interest expense” line item. Please see page 220.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fusemachines

Liquidity and Capital Resources as of September 30, 2024, page 266

3. We note you paid your CEO $2 million in January 2024 to repurchase some of his common stock. Please disclose this repurchase at the forefront of your Liquidity and Capital Resources section. Disclose the business reason for the repurchase.

Response: The Company has revised the disclosure in Amendment No. 1 to address the Staff’s comment. Please see page [268] of Amendment No. 1.

Fusemachines Inc. and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements

Note 19. Related Parties, page F-84

4. In regards to your repurchase of 667,000 shares of common stock from Sameer Maskey, the CEO, at a price of $4.352 per share, disclose if this repurchase was at fair value. Reconcile this price to what you determined to be the fair value of your common stock in January 2024.

Response: The Company acknowledges the Staff’s comment regarding the repurchase of 667,000 shares of common stock from Sameer Maskey, CEO, at a price of $4.352 per share, which was below the fair market value of the Company’s common stock price of $4.46 per share as of January 2024. Please see page [268] of Amendment No. 1.

The fair value of the Company’s common stock as of January 2024 amounting to $4.46 per share was determined by an independent third-party valuation firm. The valuation was based on the analysis of two possible liquidity event scenarios:

(i) deSPAC Transaction Scenario (50% probability): A potential public listing via the contemplated deSPAC transaction; and

(ii) Remain Private Scenario (50% probability): Continued private operations with an anticipated liquidity event in early 2026.

Under the deSPAC Transaction Scenario, the Current Value Method (“CVM”) was used to determine the common share value, based on the terms of the contemplated deSPAC transaction.

Under the Remain Private Scenario, an Option Pricing Model (“OPM”) was used to estimate the common share value, based on an estimated enterprise value for the Company and an estimated liquidity event date of January 2026. The estimated enterprise value was established using both the income and market approaches. A 75.0% weight was given to the income approach, which leveraged a discounted cash flow methodology using the Company’s revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”), projections from fiscal year end 2024 through fiscal year end 2033, extrapolating to 2038, and calculating a residual value using the Gordon Growth model. A 25.0% weight was applied to the market approach, comparing Fusemachines to similar public companies and selecting valuation multiples based on considerations including size, growth, and profitability.

The repurchase price of $4.352 per share was agreed upon by Sameer Maskey, CEO, and the Company’s Board of Directors to enable the Company to pledge the shares as part of a broader financing transaction. Further details are provided in the sections titled “Recent Development—January 2024 Related Party Pledge Agreement” and “Liquidity and Capital Resources as of September 30, 2024—Financing Activities.”

The Company will consider including the following disclosure in its financial statements for the year ended December 31, 2024:

“In January 2024, the Company repurchased 667,000 shares of common stock from Sameer Maskey, the CEO, at a price of $4.352 per share, totaling $2,902.7 thousand. The price of $4.352 per share is determined to be below the fair market value of the Company’s common stock price of $4.46 per share as of January 2024, and as such, this does not result in stock-based compensation expense for the Company.”

Please contact Alexandria Kane at (212) 407-4017 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alexandria Kane